Exhibit 99.1

ELBIT IMAGING ANNOUNCES CLOSING OF TRANSACTION
WITH ENTER HOLDINGS; PRIVATE PLACEMENT IN ENTER HOLDINGS

Tel Aviv, November 25, 2010, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today that, further to its announcement dated September 13, 2010, it has successfully closed the transaction with Enter Holdings 1 Ltd. (TASE: ENHD) (“Enter”) and Enter’s controlling shareholders, resulting in the issuance of Enter shares representing a 90% interest in Enter and the grant of exercise-price free options exercisable into shares of Enter, which together with the aforesaid shares would constitute 98.6% of Enter's share capital (on a fully diluted basis), all in consideration for shares of InSightec Ltd. (“InSightec”) representing 69.3% of InSightec's share capital and shares of Gamida Cell Ltd. (“Gamida”) representing 31.6% of Gamida's share capital.

At closing, Enter granted its previous controlling shareholders exercise-price free options to purchase an aggregate 0.7% interest in Enter (on a fully diluted basis).

Following the closing, Enter's directors (other than the external directors) resigned from Enter's Board of Directors and the following new directors were appointed: Mr. Mordechay Zisser, Elbit's Executive President and controlling shareholder and Mr. Shimon Yitzhaki, Elbit's Executive Chairman of the Board of Directors.

In addition, on November 24, 2010, Enter’s Board of Directors approved a private placement of  Enter’s securities in the aggregate amount of NIS 19 million (approximately $5.2 million), including two year options to invest an additional aggregate amount of NIS 19 million (approximately $5.2 million), all at a pre-money valuation of Enter at NIS 800 million (approximately $219 million) (on a fully dilution basis, without taking into account the value of the aforementioned options) following the completion of the private placement Elbit's shareholdings in Enter will be diluted to 93.47% (on a fully diluted basis).

Mr. Dudi Machluf, Co-CEO, Elbit Imaging, commented: "We are proud to announce the successfully completion of this transaction, enabling us to turn our Medical Division, which is comprised of our holdings in InSightec and Gamida, into a public company, allowing the public an opportunity to be a direct partner in our flagship medical companies."

About InSightec
InSightec Ltd. is a privately-held company owned by Elbit Imaging, General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 160 employees and has invested more than $130 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas. For more information, please go to: http://www.insightec.com/

About ExAblate
ExAblate is an Image Guided, non-invasive, Robotic Acoustic Surgery system. The ExAblate system is the first to use the MR guided focused ultrasound technology that combines MRI – to visualize the body anatomy, plan the treatment and monitor treatment outcome in real time – and high intensity focused ultrasound to thermally ablate tumors inside the body non-invasively. MR thermometry, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is treated and surrounding non targeted tissue is spared. The ExAblate system was approved by the U.S. Food and Drug Administration in 2004 as a treatment for symptomatic uterine fibroids. Over 6300 women have been treated worldwide to date with excellent results. ExAblate® 2000 received the European CE Mark for pain palliation of bone metastases in June 2007 and for Adenomyosis in June 2010.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

About Gamida Cell
Gamida Cell Ltd. uses stem cell expansion technologies to develop therapeutic products for cancer, including solid tumor and  hematological (blood) diseases, as well as autoimmune diseases. The company is also developing  products in regenerative medicine.  Gamida Cell’s therapeutic candidates contain populations of adult stem cells, selected from non-controversial sources such as umbilical cord blood, which are expanded in culture.  Gamida Cell’s flagship product, StemEx®, is now being studied as a an alternative therapy to bone marrow transplantation for patients with blood cancers, like leukemia and lymphoma, who cannot find a family related matched bone marrow donor. StemEx has orphan drug designation in the United States and in Europe. Market launch is planned for 2013. For more information, please visit: www.gamida-cell.com. For information regarding the StemEx study: www.stemexstudy.com.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Yielding Real Properties - Investment in commercial real property in the United States; (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il